SPUR VENTURES INC.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2005

Dated: May 30, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at May 30, 2005, and should be read in conjunction with the unaudited consolidated financial statements with accompanying notes of Spur Ventures Inc. (the “Company”) of the quarter ended March 31, 2005 which have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

This MD&A contains certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

All amounts are reported in Canadian dollars, unless otherwise indicated. Additional information on the Company can be found in the filings with Canadian regulators on SEDAR at www.sedar.com and in the Company’s Form 20-F with the United States Securities and Exchange Commission at www.sec.gov.

1.	Overall Performance

	-	Operation

The company continues to focus on developing an integrated fertilizer business in planned stages and has been able to achieve operating cash breakeven for its first stage NPK plant and retain its key customer base. The YSC plant achieved the first profitable quarter in plant history. Most of this was due to strong production and sales in March.

	-	Phosphoric Acid Plant

The construction and commissioning of a 60,000 tonnes per annum phosphoric acid plant was successfully completed in March 2005. The original budget for the phosphoric acid plant and related infrastructure was $5.57 million but significant increases in steel and cement due to the overheated Chinese economy resulted in a final cost of $6.85 million, bringing the project within 23% of the original budget under difficult conditions. Construction took approximately 6 months, a substantially shorter timeframe than forecast, and significantly shorter than what would have been achievable in North America.

-	Phosphate Mineral Deposits Mining License

The formal transfer of the mining licenses was triggered on March 24 when the Company met what it believed was its required 15% Registered Capital contribution to YMC. In China, the transfer process requires the consent of the City of Yichang and various departments of Hubei province.

-	Cash Position

As of May 20th, 2005, the Company had a balance of cash and cash equivalents of $12.1 million, of which $1.1 million is in a Canadian bank. There is $10.9 million held in an YMC registered capital account deposited with a major bank in China, of which $10.6 million is deposited in Canadian currency. The Company has complete control over the disbursements from the YMC registered capital account.

2. Results of Operations – 1st Quarter

During the quarter ended March 31, 2005, the Company completed the construction and commissioning of the phosphoric acid plant at YSC and maintained a good production level to meet the fertilizer demand in the planting season.

YSC achieved its first profitable quarter in the plant’s history.

Sales reached $2,116,867 in the first quarter of 2005, compared to no sales in the same period of 2004, which was prior to the YSC acquisition. Production was strong reaching 5,962 metric tonnes. The YSC plant was able to increase production in March to 4,500 mt to overcome poor January and February production which was caused by the lack of raw material and electrical disruptions.

The first quarter on a consolidated Spur level was $363,767, compared to $270,031 in the first quarter of 2004, primarily due to $227,803 in the non-cash stock-based compensation expenses during the period in accordance with new Stock Based Compensation Accounting Standards. Other expenses increased mainly due to the operation of YSC since the date of acquisition and the engagement of additional officers and directors as the Company expands towards its strategic objectives. The Company’s earnings from interest income increased to $58,475 in the first quarter of 2005 from $13,340 in the same period of 2004.

Working capital, which is inventory plus accounts receivables minus account payables and customer advances, was $526,528. The Company manages its working capital by getting customer advances and negotiating better payment term with major suppliers, while optimizing inventory level to meet market conditions in anticipation of seasonal fertilizer sales.

3. Summary of Quarterly Results
(Expressed in Canadian dollars)

	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended
	Mar. 31,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 30,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 30,
	2005	2004	2004	2004	2004	2003	2003	2003	2003

Total revenues	2,116,867	2,317,372	1,495,141	997,789	-	-	-	-	-

Net income (loss)	(362,767)	(869,733)	(986,142)	(299,849)	(270,031)	(980,665)	(137,670)	(101,590)	(90,129)

Earnings (loss ) per
share	(0.01)	(0.02)	(0.03)	(0.01)	(0.01)	(0.03)	(0.01)	(0.01)	(0.01)

Diluted earnings
(loss) per share	(0.01)	(0.02)	(0.03)	(0.01)	(0.01)	(0.03)	(0.01)	(0.01)	(0.01)

Prior to the first quarter of 2004, some other income was recorded as revenues. These amounts have been reclassified from revenues to other income.

4. Liquidity and Capital Resources

The Company has financed its operations principally through the sale of common shares and warrants. Starting from Q2 2004, the Company generated revenue through NPK fertilizer production. In June 2004, the Company raised $15,446,084 net cash through a brokered private placement. The Company’s management expect that the amount of interest or dividend income will be decreased as the Company continues investment in its joint ventures in China, unless 1) the Company is able to obtain additional funds through the sales of its equity securities; 2) the Company’s joint ventures start making positive cash flow from production and sales.

As of March 31, 2005, the Company had a net working capital of $9,767,132, compared to $10,973,792 at December 31, 2004. During the period, a capital contribution of $12,880,000 was made to the YMC joint venture, which together with the contribution of $2,816,000 made in prior periods, is consolidated in the attached balance sheet. Depending upon the timing of expansion plans for its projects and the receipt of approval for the restructuring of YMC and the availability of bank financing in China, the current working capital and cash position of the Company will provide sufficient liquidity to meet the Company’s year 2005 operating requirements. See “Outlook”.

5. Transactions with Related Parties

During the three-month period ended March 31, 2005, the Company paid consulting fees of $39,500 (2004: $97,500) to two companies controlled by directors (2004: 5). The Company also paid consulting fees of $3,745 (2004: $nil) to a company controlled by an officer.

During due diligence work in the preparation of financial statements for YSC, the Company was made aware that YSC is party to a loan facility of RMB 7,400,000 ($1,075,960) from the Agricultural Bank of China with its former parent company YPCC. There had been no previous disclosure of this potential liability by YPCC. The proceeds of this loan were used in YPCC’s business, and YSC has not benefited from this loan. YPCC is the guarantor of this loan and the Company is advised that YPCC has been paying the interest to the bank. The Company has had discussions with YPCC and the Agricultural Bank of China and YPCC has provided the Company a written guarantee that they will take the responsibility for this liability and intend to repay this loan facility in full.

As part of the documentation for the purchase of the Company’s interest in YSC, the Company received an indemnity from YPCC that there were no liabilities that had not been fully disclosed to the Company. In addition, prior to the Company’s involvement in YSC, YPCC made a working capital loan to YSC of RMB 4,475,375 ($650,720), and YPCC has recently requested repayment of this loan. This liability has been reflected in the consolidated balance sheet of the Company as a related party loan since the acquisition of YSC. YPCC has agreed that YSC can apply the payables to YPCC of RMB 4,475,375 ($650,720) to offset the receivables from YPCC of RMB 6,900,000 ($1,003,260), should YPCC fail to repay the remaining loan of RMB 6,900,000 to the bank. In the case of YPCC not being able to repay the loan of RMB 6,900,000 ($1,003,260) and the Company repaying the loan for YPCC, the Company will apply the loan of RMB 4,475,375 ($650,720) owed to YPCC to offset the receivables of RMB 6,900,000 from YPCC. In December 2004, YPCC paid back RMB 500,000 ($72,700) to the bank. The loan amount outstanding as of December 31, 2004 was RMB 6,900,000 ($1,003,260) and net monetary exposure to the Company is RMB 2,424,625 ($352,540). The Company is still in discussion with YPCC and the Agricultural Bank of China regarding the full payment of the loan. The Company believes that the net exposure of RMB 2,424,625 ($352,540) is fully recoverable from YPCC, however the ultimate collection of this amount is subject to some uncertainty.

This loan was not paid in full as of the end of 2004, because YSC, YPCC and the Agricultural Bank are still in discussion on repaying the loan in full. YPCC has provided written representation that it is fully responsible for repaying the loan and did pay back RMB 500,000 ($72,700) prior to the end of 2004. Because of YPCC’s guarantee and payment, the Agricultural Bank has verbally advised the Company that no penalty will be charged on the loan and allowed until June 26, 2005 to resolve the loan issue.

Although the Company expects a practical solution to be worked out among the three parties by Q2 2005 and the Company believes it has sufficient legal protection to remedy this issue, should it be necessary to proceed to litigation, the Company has recognized a liability to the bank of RMB 6,900,000 according to the accounting standards and a receivable from YPCC of RMB 2,424,625, net of the receivable of RMB 6,900,000m from YPCC and the payable of RMB 4,475,375 ($650,720) to YPCC.

6. Outstanding Share Data

As of May 26, 2005, the Company had the following shares, warrants and options outstanding:

	Number	Exercise Price	Expiry Date
Common Shares	40,597,662	n/a	n/a
Stock Options	50,000	$ 0.90	18-Oct-05
Stock Options	700,000	$ 0.90	19-Jun-06
Stock Options	2,000,000	$ 0.60	6-May-08
Stock Options	635,000	$ 1.20	19-Jun-08
Stock Options	1,650,000	$ 1.50	23-Jul-09
Stock Options	200,000	$ 1.50	12-Oct-09
Stock Options	500,000	$ 1.80	1-Mar-10
Warrants	300,000	$ 1.10	15-Jul-05
Warrants	5,091,666	$ 1.50	23-Jun-06
Agent’s Warrants	330,000	$ 1.50	23-Jun-06
TOTAL	52,054,328

7. Yichang Phosphate Mineral Properties

The following is an outline of all the developments of the Yichang Phosphate project and the joint venture Yichang Maple Leaf Chemicals (YMC) up to the date of this MD&A.

-
In 1996, the Company entered into a preliminary agreement with Yichang Phosphorous Chemical Industries Group Co. (“YPCC”). Under the agreement, the Company has obtained an exclusive right to develop the Yichang phosphate deposit, which is located in Hubei province in China. The Company can earn a 90% interest in the property by taking the property to production. The Chinese government will earn a 10% interest by contributing land and the mineral rights.

-
In 1999, the Company completed the preliminary feasibility study report conducted jointly by major chemical and mining research and design institutes. Final project approval was also received from the Chinese government.

-
During 2001, the China Environment Protection Bureau approved the environmental study of the Yichang project. Letters of intent were signed with major Chinese banks for bank loans and working capital line to finance the project.

-
In early 2002, the Company commenced its application for a mining permit through its joint venture partner, YPCC. Preliminary approval (stage one) of the application has been received from the Chinese Ministry of Land and Resources. Stage two of the application is in progress.

-
In December 2002, the Company and its joint venture partner YPCC signed a joint venture contract that will result in the setting up of a joint venture company YMC, which is to undertake the development of the Yichang phosphate project.

-
On April 20, 2004, the Company acquired a 72.18% controlling interest in a joint venture company, Yichang Spur Chemicals Ltd., that owns a 100,000 tpa fertilizer facility in the City of Yichang, Hubei Province.

-
Since a fertilizer plant has been acquired and expanded under YSC, the terms of the original YMC joint venture were re-negotiated. Under the new terms of the YMC joint venture, the Company is required to make a US$3,834,000 capital contribution into YMC within three months of receipt of Chinese government approval for the restructuring. This amount represents the estimated cost of commissioning a mining facility capable of producing sufficient phosphate rock to supply at least a 100,000 tpa NPK fertilizer facility. By December 31, 2004, the Company had already made a cash contribution of $2,816,430 directly to YMC for costs associated with the issue of the mining license, engineering and design work. The supplementary contract has not been approved.

-
The total investment to be made by the Company in YMC is US$25,561,000 million over 5 years, of which only the initial US$3,834,000 is a firm commitment. The balance of the US$25,561,000 is to be invested over five years on a best efforts basis, as follows:

	1.	a cumulative total of US$8,946,000 within two years of receipt of approval for the restructured contract;

	2.	a cumulative total of US$16,614,000 within four years;

	3.	the balance of US$25,561,000 within five years.

The US$25,561,000 represents the estimated minimum equity required to finance the total investment over the next five years to develop the phosphate mine and to expand the fertilizer plant from 300,000 tpa to 1 million tpa, estimated at US$93 million. The Company plans to fund the project through a combination of equity, bank loan and operating cash flow.

-
During the year ended December 31, 2004, the Company incurred exploration and development costs of $62,204 (2003: $53,951) in relation to the YMC joint venture. As of December 31, 2004, the Company has capitalized exploration and development expenses of $2,108,249 in relation to the YMC joint venture.

-
While the Company is still working on getting the approval from the Chinese central government, the Company has made several significant cash contributions in February and March 2005 to bring YMC registered capital above 15% of total capital requirement based on the original contract with YPCC. Under the original contract, the government is obligated to transfer the mining license to YMC once the first 15% capital requirement is met. The Company is currently pursuing the mining licenses transfer. Both the funds the Company contributed to YMC and the ownership in the phosphate deposits may be at risk, should the Company not get the approval from the Chinese government.

-
Although YMC is still waiting for the final approval of its restructuring from the Chinese government, the Company has decided to consolidate YMC into its 2004 financial statements, due to the significant investments it has made to YMC in the last quarter of 2004 and first quarter of 2005.

8. Outlook

The key focus of 2005 is to bring YSC profit to at least breakeven level while continue to expand the fertilizer facilities in stages and to get the mining license transferred into YMC and start the mining of the phosphate deposits.

Activities of YSC will be centered on operational improvements, which includes a) continuing to strengthen the leadership team; b) re-alignment of company resources to customer needs; c) improving sustainable availability; and d) better supply-chain management. The Company is also taking concrete steps to complete the environmental studies and detailed engineering studies for the expansion of the YSC fertilizer plant to 300,000 tpa.

The Company is working closely with all levels of Chinese governments to have the mining license transferred into YMC. The mining of the phosphate deposits will start soon after the mining license is transferred. It is planned that YMC will supply phosphorous rock to YSC fertilizer production. In the second quarter, the Company will focus on two tasks 1) preparing mining plan of the first 150,000 tpa at Dianziping; 2) facilitating the mining license transfer.

With respect to the agriculture sector in China, the Chinese government is expected to continue to work out agriculture-friendly policies to boost the rural economy and increase farmers' income. Policies already announced include agricultural taxes exemption in 2006 which is two years ahead of schedule, direct subsidies for grain growers and more subsidies for farmers to buy improved crop strains, agricultural machinery and tools.

9. Risk Factors

The Company’s business is in China, which despite recent government policy changes carries high risk for foreign owned operations.

China has an evolving legal structure. Many laws and regulations dealing with economic matters in general, and foreign investment in particular, have been promulgated, including changes to the Constitution of China to authorize foreign investment and to guarantee "the lawful rights and interests" of foreign investors in China. Nevertheless, China does not have a comprehensive system of laws, and the legal and judicial systems in China in respect of commercial laws are rudimentary. In addition, enforcement of existing laws may be uncertain and sporadic, and may be subject to domestic politics.

China has a volatile economy. Although the Chinese economy has experienced significant growth in the recent past, such growth has been uneven among various sectors of the economy and geographic regions. The central government has recently implemented measures to control inflation, which is intended to have the effect of significantly restraining economic expansion. Consequently, there can be no assurance that the government’s pursuit of economic reforms will not be curtailed. It is also possible that inflation in China will cause the cost of the Company’s products to be uneconomic for the rural farming community making up the Company’s market.

Investment in China can be adversely affected by significant political, economic and social uncertainties. Any change in laws and policies by the Chinese government could adversely affect the Company’s investment in China. The Chinese government has been pursuing economic reform and open door policies since 1978. The general development pattern in the last 25 years shows that the political environment in China has been improving gradually. Circumstances such as a change in leadership, social or political disruption or unforeseen circumstances may affect significantly or encumber the Chinese government's abilities to pursue such policies.

Mineral and fertilizer prices have historically fluctuated substantially, and are affected by numerous factors beyond the Company’s control, including international, economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and world wide production levels. The effects of these factors can not be accurately predicted. The economics of mining and fertilizer production are also affected by operating costs, variation in the grade of mined mineralized material and fluctuation in the price of fertilizer products.

Need to Obtain Permits and Licenses

The operations of the Company require licenses and permits from various government agencies. The revision of the original YMC joint venture contract, for example, requires the approval of the Ministry of Commerce and the NDRC. Funds wired to YMC and ownership in the YMC phosphate deposits may be at risk, should the Company not get the final approval from the government.

YMC 2004 business license renewal is still in application with Hubei Provincial Administration for Industry and Commerce (Hubei AIC), as the supplementary contract for registered capital reduction is being reviewed by the Ministry of Commerce (MofCom) and the National Development and Reform Commission (NDRC). The business license will be renewed when the supplementary contract is approved by the central government. Alternatively, the business license can be renewed once the 15% registered capital contribution is completed under the original YMC joint venture contract. With the total cash contribution of $15.7 million to YMC, investment to YSC and pre-YMC investments, the Company believes it has met the first 15% capital requirement under the original YMC joint venture contract. Hubei AIC has recently informed the Company that the investment to YSC ($3.3 million) can not be counted or transferred to YMC registered capital according to the laws and regulations of China and YMC original contract. The Company will need to contribute another $3.3 million in the near future to get the business license renewed under the original YMC joint venture contract. YMC was issued its business license on November 24, 2003 and under Chinese law and the YMC joint venture contract, the Company is obliged to contribute the first 15% of the its registered capital within 3 months of the issuance of its business license. Due to the application for the approval of the supplementary contract with the NDRC and MofCom, the Company had not paid its first 15% of the registered capital within the required 3 month time frame under the original YMC joint venture contract. Such a default has been known to MofCom and Hubei AIC which have verbally expressed their understanding and consent of the delay of the first 15% contribution by the Company. The Company was recently informed that Hubei AIC needs an extension of time for the Company to comply with the first 15% registered capital contribution to be issued by MofCom or a consent letter from Hubei provincial government. The Company has obtained verbal consent to such an extension of time from MofCom last year. The Company is working on obtaining the extension from the MofCom or the consent letter from Hubei provincial government.

Raw materials costs and transportation costs are rising. The continued rapid growth in the Chinese economy and the recovery of U.S. economy are driving up the prices of international commodities and transportation costs world wide. The profit of fertilizer producers are affected by rising raw material costs, increasing ocean freight and transportation costs within China.

Additional risk factors can be found in the Company’s Form 20-F, and filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov.